UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of September 2021

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes    ☐     No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes    ☐     No    ☒

BUENOS AIRES, September 23, 2021
Note: CPSA-GG-N-0346/21-AL

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

COMISIÓN NACIONAL DE VALORES
25 de Mayo 175
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.
San Martín 344
City of Buenos Aires

Ref.: Relevant Fact

Dear Sirs,

I am pleased to address you as Head of Relationship with the Market of Central Puerto S.A. (the “Company”), to inform you that, on September 23, 2021, the Company has made a capital contribution to PROENER S.A.U, a company fully owned by Central Puerto S.A., for the sum of $1,160,000,000.

Your sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: September 23, 2021	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact